UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEC FILE NUMBER: 001-37497
FORM 12b-25
CUSIP NUMBER: 53803X105
NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR
For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

LIVE OAK BANCSHARES, INC.
Full Name of Registrant

Not applicable
Former name if applicable

1741 Tiburon Drive
Address of Principal Executive Office (Street and Number)

Wilmington,	NC	28403
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Live Oak Bancshares, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K (the “Annual Report”) for the year ended December 31, 2024, within the prescribed time period without unreasonable effort or expense because it requires additional time to complete the presentation of its consolidated financial statements, the analysis thereof, and its assessment of its internal control over financial reporting. In addition, KPMG LLP, the Company’s independent registered public accounting firm appointed by the Audit Committee on August 6, 2024, needs to complete its audit procedures after the Company completes the aforementioned tasks.
Although the Annual Report is not completed, the Company expects the financial statements to be included in the Annual Report will be consistent in all material respects with the financial results furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 22, 2025. The Company anticipates the Annual Report will be filed no later than March 18, 2025.

Forward-Looking Statements
This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are identified by words such as “expects,” “anticipates,” or other comparable terminology or by the context in which they are made. These forward-looking statements are estimates reflecting the best judgment of management and reflect our current expectations regarding the filing of the Annual Report and the Company’s financial results. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized. Such risks and uncertainties include, but are not limited to, the risks and uncertainties described in greater detail in our filings with the Securities Exchange Commission. Any forward-looking statements contained herein speak only as of the date of this Form 12b-25 and we undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Walter J. Phifer	910	202-6926
(Name)	(Area code)	(Telephone)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒	Yes	☐	No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Although the Annual Report is not completed, the Company expects the financial statements to be included in the Annual Report will be consistent in all material respects with the financial results furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 22, 2025.

LIVE OAK BANCSHARES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 4, 2025	By:	/s/ Walter J. Phifer
Walter J. Phifer Chief Financial Officer
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